Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
OF XTRA-GOLD RESOURCES CORP. (the “Issuer”)
June 22, 2015

REPORT OF VOTING RESULTS
(National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3)

TO:	The Securities Regulatory Authorities of Alberta, British Columbia and Ontario

This report sets forth the matters voted upon and the outcome of the votes at the Annual and Special Meeting (the “Meeting”) of the shareholders of common shares (the “Shares”) of the Issuer held on June 22, 2015 in Toronto, Ontario. Each of the matters summarized below is described in greater detail in the Issuer’s management information circular dated May 11, 2015 (the “Circular”). An aggregate of 27,343,433 Shares or approximately 59.80% of the Issuer’s issued and outstanding Shares were represented at the Meeting.

MATTER VOTED UPON		VOTED FOR	VOTED AGAINST	WITHHELD
1.	appointment of Davidson & Company LLP as auditors for 2015 and authorization for the Audit Committee to fix their remuneration (1)	22,419,516 % Voted (2): 99.99%	N/A	1,239 % Withheld (2): 0.01%
2.	election of Peter Minuk as a director (1)	19,418,171 % Voted (2): 98.01%	N/A	395,029 % Withheld (2): 1.99%
3.	election of James Schweitzer as a director (1)	19,594,141 % Voted (2): 98.83%	N/A	219,059 % Withheld (2): 1.11%
4.	election of James Longshore as a director (1)	19,580,571 % Voted (2): 98.83%	N/A	232,629 % Withheld (2): 1.17%
5.	election of Denis Laviolette as a director (1)	19,604,171 % Voted (2): 98.95%	N/A	209,029 % Withheld (2): 1.05%
6.	election of Hans Morsches as a director (1)	19,604,171 % Voted (2): 98.95%	N/A	209,029 % Withheld (2): 1.05%
7.	approval of amendment to stock options previously granted to certain insiders of the Issuer (3)	14,432,651 % Voted (2): 89.43%	1,705,944 % Voted (2):10.57%	N/A

(1)	Approved on a show of hands by more than a majority of the votes cast by the Shareholders at the Meeting.
(2)	Percentage based on the number of Shares represented and voted at the Meeting.
(3)	Approved on a ballot by more than a majority of the votes cast by the disinterested Shareholders at the Meeting.

XTRA-GOLD RESOURCES CORP.

/s/ Peter Minuk
Peter Minuk
President and Chief Executive Officer